Kontakt

bilal@moneco.app

www.linkedin.com/in/bilal-
dahlab-3a98a243 (LinkedIn)

Top-Kenntnisse

Microsoft Office

Languages

Français (Native or Bilingual)

Anglais (Full Professional)

Allemand (Limited Working)

Espagnol (Professional Working)

Italien (Limited Working)

Arabe (Elementary)

Certifications

TOEFL iBT 117/120

Private Banking certificate

Military pilot training

Honors-Awards

Law and economics award

1st place Nespresso Academic
Sustainable Challenge

Scolarship

Bilal Dahlab

Co-Founder at Moneco | YC S22 | BCG | HSG
Paris, Île-de-France, Frankreich

Berufserfahrung

Moneco
Co-Founder
Februar 2022 - Present (2 Jahre 11 Monate)

Boston Consulting Group (BCG)
2 Jahre

Associate
September 2020 - Februar 2022 (1 Jahr 6 Monate)
Casablanca et périphérie

Visiting Associate
März 2020 - August 2020 (6 Monate)
Casablanca et périphérie

chainSolutions GmbH
Consultant on Blockchain Projects
Januar 2018 - Juli 2018 (7 Monate)
Région de Zürich, Suisse

- Strategic Consulting on Blockchain Related Projects

- Internal Operative Management

ABB
Power Grids Market Innovation | Intern
Juni 2017 - Dezember 2017 (7 Monate)
Région de Zürich, Suisse

Market innovation for integration of renewable energies and smart grids:
- Market analysis on various topics relevant to energy systems
- Modelization of business cases for multiple stakeholders involved
- Definition of high level functional architecture of possible innovative solutions
to be introduced in the market in medium to long term

Banque Lombard Odier & Cie SA
Funds Corporate Action | Intern
September 2011 - August 2012 (1 Jahr)
Genève, Suisse

- Operations relevant to funds and hedge funds administration (rollup, side pocket, liquidation, etc)
- Development of an excel model to monitor structured products' fluctuations in the trading room

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Ausbildung

Y Combinator
 · (Juni 2022 - September 2022)

Universität St.Gallen (HSG)
Bachelor's degree, Business Administration · (2013 - 2017)

ESCP Europe
Master of Science, Big Data & Business Analytics - Class Representative · (2018 - 2019)

Universidad Pontificia Bolivariana
Universitary exchange · (2016 - 2016)